UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D
     Under the Securities Exchange Act of 1934, as amended
                        (Amendment No. 4)

                     RAINFOREST CAFE, INC.
         ---------------------------------------------
                        (Name of Issuer)


                   Common Stock, no par value
         ----------------------------------------------
                 (Title or Class of Securities)


                           75086K104
         ---------------------------------------------
                         (CUSIP Number)


                       Larry D. Lieberman
                      GODFREY & KAHN, S.C.
                     780 North Water Street
                  Milwaukee, Wisconsin  53202
                         (414) 273-3500
        ------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                        October 21, 2000
        -----------------------------------------------
    (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [X].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Schedule 13D

     CUSIP No. 75086K104

     1    NAME OF REPORTING PERSON
               State of Wisconsin Investment Board
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               39-6005423

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)  [ ]
               (b)  [X]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
               OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                         [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Madison, Wisconsin

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7    SOLE VOTING POWER             3,286,000

     8    SHARED VOTING POWER      Not Applicable

     9    SOLE DISPOSITIVE POWER        3,286,000

    10    SHARED DISPOSITIVE POWER      Not Applicable

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,286,000

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

               [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN (11)

               14.4%

    14    TYPE OF REPORTING PERSON (See Instructions)

               EP (Public Pension Fund)

                          Schedule 13D
CUSIP NO.  75086K104

ITEM 1.   SECURITY AND ISSUER.

      This Statement relates to 3,286,000 shares of Common Stock, no par value, and associated preferred share purchase rights
(collectively, "Rainforest Common Stock") of Rainforest Cafe, Inc., a Minnesota corporation ("Rainforest"). The principal executive offices of Rainforest are located at 720 South Fifth Street, Hopkins, Minnesota 55343.

ITEM 2.   IDENTITY AND BACKGROUND.

      This Statement is being filed by State of Wisconsin
Investment Board (the "Reporting Person" or "SWIB"), a Wisconsin
State agency whose business address is P.O. Box 7842, Madison, Wisconsin 53707.

      During the five years immediately prior to the date of this Statement, the Reporting Person has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has such Reporting Person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoying future violation of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person is a government agency of the State of Wisconsin which manages public pension funds subject to various provisions and restrictions of state law, which are substantially comparable to ERISA. SWIB is the beneficial owner of 3,286,000 shares of Rainforest Common Stock. The aggregate purchase price of such shares was $16,117,385 and was paid out of Wisconsin Retirement System public pension trust funds managed by SWIB.

ITEM 4.   PURPOSE OF TRANSACTION.

      SWIB acquired the 3,286,000 shares of Rainforest Common Stock in the ordinary course of business for investment on behalf of various public pension funds managed by SWIB. SWIB has determined to oppose the tender offer (the "Tender Offer") by LSR Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Landry's Seafood Restaurant's Inc. ("Landry's"). The Tender Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 26, 2000 (the "Merger Agreement") by and among Rainforest, Landry's and the Purchaser. SWIB has published a press release recommending that stockholders reject the Tender Offer as inadequate. SWIB has also sent letters to the Rainforest Board of Directors requesting a variety of actions in connection with its opposition to the Tender Offer, including amendment of Rainforest's Rights Agreement (or redemption of the rights) and amendment of the Merger Agreement to permit SWIB and other shareholders to take collective action. Any action taken by SWIB could include a variety of means to protect the interests of its public pension funds as shareholders, including shareholder solicitations to not tender shares in the Tender Offer, to change the Board of Directors or other action designed to defeat the Purchaser's inadequate Tender Offer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  See cover sheet.

     (b)  See cover sheet.

     (c)  Transactions completed within the last 60 days:
        (1)    1.  SWIB
               2.  August 1, 2000
               3.  2,500 shares
               4.  $2.25 per share
               5.  Normal buy on Nasdaq brokered through Instinet

        (2)    1.  SWIB
               2.  August 1, 2000
               3.  15,000 shares
               4.  $2.25 per share
               5.  Normal buy on Nasdaq brokered through Herzog

        (3)    1.  SWIB
               2.  August 3, 2000
               3.  125,000 shares
               4.  $2.1875 per share
               5.  Normal buy on Nasdaq brokered through Spear Leads

        (4)    1.  SWIB
               2.  August 14, 2000
               3.  20,000 shares
               4.  $2.00 per share
               5.  Normal buy on Nasdaq brokered through Knight Inc.

        (5)    1.  SWIB
               2.  September 29, 2000
               3.  105,000 shares
               4.  $3.0548 per share
               5.  Normal buy on Nasdaq brokered through Instinet

        (6)    1.  SWIB
               2.  September 29, 2000
               3.  95,000 shares
               4.  $3.0625 per share
               5.  Normal buy on Nasdaq brokered through Knight Inc.

     (d)  Not Applicable.

     (e)  Not Applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

          Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit No.             Description

         1         Press Release dated September 26, 2000
                   (incorporated by reference to SWIB's
                   Preliminary Schedule 14D-9 filed with the SEC on October 2, 2000)

         2 Press Release dated October 3, 2000 (incorporated by reference to SWIB's Schedule 14D-9 filed with the SEC on October 3, 2000)

         3 Letter to Board of Directors of Rainforest dated October 3, 2000 (incorporated by reference to SWIB's Schedule 13D filed with the SEC on October 4, 2000)

         4 Letter to Board of Directors of Rainforest dated October 6, 2000 (incorporated by reference to Amendment No. 1 to SWIB's
                   Schedule 13D filed with the SEC on
                   October 11, 2000)

         5 Letter to Shareholders dated October 5, 2000 (incorporated by reference to Amendment No. 1 to SWIB's Schedule 14D-9 filed with the SEC on October 6, 2000)

         6 Letter to Board of Directors of Rainforest dated October 12, 2000 (incorporated by reference to Amendment No. 2 to SWIB's
                   Schedule 13D filed with the SEC on
                   October 13, 2000)

         7 Press Release dated October 18, 2000 (incorporated by reference to Amendment No. 2 to SWIB's Schedule 14D-9 filed with the SEC on October 18, 2000)

         8         Letter to Shareholders dated October 18, 2000
                   (incorporated by reference to Amendment No. 2 to SWIB's
                   Schedule 14D-9 filed with the SEC on October 18, 2000)

         9 Letter to Board of Directors of Rainforest dated October 18, 2000 (incorporated by reference to Amendment No. 3 to SWIB's
                   Schedule 13D filed with the SEC on October 19, 2000)

         10        Letter to Board of Directors of Rainforest dated October 21,
                   2000.

                           SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   STATE OF WISCONSIN
                                   INVESTMENT BOARD


 October 23, 2000                  By:  /s/ Joseph E. Gorman
-------------------                    -----------------------
       Date                              Joseph E. Gorman
                                         Chief Investment Officer